June 4, 2019

Brent Whiteley, Esq.
Chief Financial Officer, General Counsel and Secretary
SAExploration Holdings, Inc.
1160 Dairy Ashford, Suite 160
Houston, Texas 77079

       Re: SAExploration Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 29, 2019
           File No. 333-231793

Dear Mr. Whiteley, Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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